EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

January 25, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Susan Block

Re:	MTech Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-221957) (the “Registration Statement”)

Dear Ms. Block:

In connection with the Registration Statement on Form S-1 of MTech Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to January 29, 2018 at 4:30 p.m or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO